April 7, 2006


Mail Stop 4561

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

Re:	Holobeam, Inc.
	Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
	File No. 0-03385

Dear Mr. Cook:

      We have reviewed your response letter dated March 27, 2006 and have the following additional comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Financial Statements

Note 2 - Income Taxes, page 35

1. We have read your response to prior comment 1 and it does not provide us with sufficient information to evaluate your disclosure.
Please further explain the recalculation of deferred taxes related to your pension expense considering it does not appear that any deferred taxes were recognized related to pensions prior to 2005. In addition, please quantify the difference between estimated taxes and actual taxes and explain why there was such a significant difference.
Finally, confirm to us that you will revise your disclosure in future filings to disclose the estimated amount and the nature of each significant reconciling item. Refer to paragraph 47 of SFAS 109.

Note 13 - Pension Plan, page 43

2. We have read your response to prior comment 2 and are unable to agree with your conclusion that since you have no unrecognized prior service costs, no additional minimum liability was necessary. The requirement to record a minimum liability is separate and apart from the ongoing accounting for the pension plan and the computation of annual pension expense. Pursuant to paragraph 36 of SFAS 87, the recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and an asset has been recognized as prepaid pension cost. Please advise us in sufficient detail and cite the accounting guidance that is the basis for your conclusion or revise as appropriate.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief

Mr. Melvin S. Cook
Holobeam, Inc.
April 7, 2006
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